UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

(650) 470-4533

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 60935Y208

1	NAME OF REPORTING PERSONS Ripple Labs Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,880,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,880,250
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,880,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
14	TYPE OF REPORTING PERSON CO

Introductory Note

This filing (this “Amendment”) constitutes Amendment No. 6 to the Schedule 13D originally filed by Ripple Labs Inc. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on June 27, 2019 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of MoneyGram International, Inc., a Delaware corporation (the “Issuer”), as previously amended by Amendment Nos. 1, 2, 3, 4 and 5 filed with the SEC on November 26, 2019, November 27, 2020, December 4, 2020, December 14, 2020 and March 11, 2021, respectively. Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D as previously amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D as previously amended. When disclosure made in one Item in the Original Schedule 13D as previously amended was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Original Schedule 13D as previously amended.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 19, 2021, the Reporting Person entered into an amended agreement (the “Plan”) with Jefferies LLC (“Jefferies”), pursuant to which Jefferies is authorized to sell up to 8,188,160 shares of Common Stock, less the number of shares of Common Stock withheld in order to effect the net exercise of Reporting Person’s 1,195,123 warrants of the Issuer (such difference, the “Maximum Amount”), which Maximum Amount was revised from 8,195,123 shares of Common Stock reflected in the original plan in order to account for the Reporting Person’s net exercise of warrants of the Issuer, on behalf of the Reporting Person in a manner intended to qualify for the affirmative defense provided by Rule 10b5-1(c). Generally, Jefferies is authorized to commence sales in accordance with the Plan on March 11, 2021 and the Plan shall expire upon the earliest of September 30, 2021, the time at which the Maximum Amount shall have been sold, or the occurrence of certain other customary events affecting the Issuer. A copy of the Plan is filed as Exhibit 99.1 to this Amendment and is incorporated herein by reference.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and supplemented as follows:

(a), (b) The Reporting Person holds and has sole voting and investment power with respect to 5,685,127 shares of Common Stock. Additionally, the Reporting Person holds the Additional Warrant, which the Reporting Person may exercise, in whole or in part, for up to an additional 1,195,123 shares of Common Stock if (A) such exercise would not result in the Reporting Person beneficially owning 9.95% or more of the Issuer’s voting securities or (B) certain regulatory approvals required for the Reporting Person to acquire such Common Stock have been obtained as of such time. Giving effect to such limitations, and on the basis of the 72,541,506 shares of Common Stock outstanding as of February 18, 2021, as reported by the Issuer in its Form 10-K for the period ended December 31, 2020, filed by the Issuer on February 22, 2021, the Reporting Person may exercise the Additional Warrant for up to 1,195,123 shares of Common Stock, over which the Reporting Person would exercise sole voting and investment power. Accordingly, the Reporting Person may be deemed to beneficially own 6,880,250 shares of Common Stock, representing 9.48% of the shares of Common Stock outstanding.

(c) The following table sets forth the sales by the Reporting Person pursuant to the Plan totaling 1,307,910 shares of Common Stock, all on the open market:

Date of Transaction	Quantity of Shares of Common Stock(1)	Price per Share(2)	Range of Prices per Share(1)
3/11/2021	241,976	$7.54	$7.29 to $7.86
3/12/2021	130,463	$7.69	$7.52 to $7.84
3/15/2021	112,007	$7.60	$7.48 to $7.76
3/16/2021	147,355	$7.23	$6.98 to $7.64
3/17/2021	189,484	$6.97	$6.84 to $7.17
3/18/2021	160,593	$7.09	$6.79 to $7.34
3/19/2021	149,142	$6.88	$6.62 to $7.05
3/22/2021	176,890	$6.74	$6.58 to $7.07

(1)

The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price within such range.

(2)	Represents the weighted average price for shares sold in multiple transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. The information in this Item 6 is qualified in its entirety by reference to the Plan, attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Rule 10b5-1 Sales Plan

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021

RIPPLE LABS INC.

By:	/s/ Eric van Miltenburg
Name:	Eric van Miltenburg
Title:	Chief Business Officer